Exhibit (a)(3)

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October 13, 2005

TO:          UNIT HOLDERS OF CONCORD MILESTONE PLUS, L.P.

SUBJECT:     OFFER TO PURCHASE ANY AND ALL EQUITY UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase ANY and ALL of the 1,518,800 outstanding Equity Units, each Equity Unit consisting of one Class A Interest and one Class B Interest (with each such equity unit referred to herein as a "Unit") in CONCORD MILESTONE PLUS, L.P. (the "Partnership") at a purchase price equal to:

                                   $4 per Unit

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in CONCORD MILESTONE PLUS, L.P. without the usual transaction costs associated with market sales or partnership transfer fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax a duly completed and executed copy of the Letter of Transmittal (printed on purple paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                        MacKenzie Patterson Fuller, Inc.
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depository at 800-854-8357. If you need additional copies of the Offer or the letter of transmittal, please visit our website at www.mpfi.com (click on MPF Tenders).

This Offer expires (unless extended) November 12, 2005.